Announcement to the Market

Panorama Itaúsa

In compliance with Official Letter No. 7/2020-CVM/SEP, Itaú Unibanco Holding S.A. ("Company") announces to its stockholders and the market in general that the Company's executives will join the live event as follows:

Topic	Organizer	Executive/Position	Subject matter	Date and Time	Link to access
Panorama Itaúsa	Itaúsa S.A.	Milton Maluhy Filho – CEO	Itaú Unibanco's strategy and perspectives	November, 12, 10am	https://live.popcast.com.br/itausa/Panorama2024/Default_eng.aspx https://www.youtube.com/c/ItausaHolding

São Paulo (State of São Paulo), November 11, 2024.

Gustavo Lopes Rodrigues

Investor Relations Officer